Exhibit 99.h(18)

NINTH AMENDMENT TO

SECURITIES LENDING AUTHORIZATION AGREEMENT

BETWEEN

THE CREDIT SUISSE FUNDS LISTED ON SCHEDULE B

AND

STATE STREET BANK AND TRUST COMPANY

This Ninth Amendment (this “Amendment”) dated as of November 1, 2011 is between each of the Credit Suisse Funds listed on Schedule B to the Agreement as defined below, (each a “Company”) on behalf of itself or each of its portfolios, if any, listed on Schedule B, severally and not jointly (each a “Fund” and collectively, the “Funds”) and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company, its affiliates or subsidiaries (“State Street”).

Reference is made to a Securities Lending Authorization Agreement dated March 17, 2004 between the Funds and State Street, as amended, and as in effect on the date hereof prior to giving effect to this Amendment (the “Agreement”).

WHEREAS, the Funds and State Street both desire to amend the Agreement to provide for a revised fee split.

NOW THEREFORE, for value received, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties mutually agree to amend the Agreement in the following respect:

1.                                       Definitions.  All terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

2.                                       Amendment.  The Agreement is hereby amended by deleting Schedule A thereto in its entirety and substituting the Schedule A attached to this Amendment in its place.

3.                                       Miscellaneous.  Except to the extent specially amended by this Amendment, the provisions of the Agreement shall remain unmodified, and the Agreement is ratified and affirmed as being in full force and effect.  This Amendment shall be construed in accordance with the laws of The Commonwealth of Massachusetts.

4.                                       Effective Date.  This Amendment shall be effective as of the date first written above.

IN WITNESS WHEREOF, the parties hereto execute this Amendment as an instrument under seal by their duly authorized officers by affixing their signatures below.

THE CREDIT SUISSE FUNDS listed on Schedule B, severally and not jointly		STATE STREET BANK AND TRUST COMPANY
By:	/s/Michael A. Pignataro	By:	/s/ Kimberly Newell Chebaler
Name:	Michael A. Pignataro	Name:	Kimberly Newell Chebaler
Title:	CFO	Title:	Senior Managing Director

Schedule A

This Schedule is attached to and made part of the Securities Lending Authorization Agreement dated the 17th day of March 2004, as amended, between the CREDIT SUISSE FUNDS LISTED ON SCHEDULE B, SEVERALLY AND NOT JOINTLY (the “Funds”) and STATE STREET BANK AND TRUST COMPANY (“State Street”).

Schedule of Fees

1.                                       Subject to Paragraph 2 below, all proceeds collected by State Street on investment of cash Collateral or any fee income shall be allocated as follows:

•Eighty-five percent (85%) payable to the Fund, and

•Fifteen percent (15%) payable to State Street.

2.                                       All payments to be allocated under Paragraph 1 above shall be made after deduction of such other amounts payable to State Street or to the Borrower under the terms of this Securities Lending Authorization Agreement.

3.                                       (a) Except as provided in paragraph (b) below and in the third sentence of this paragraph (a), the Fund instructs State Street not to invest cash Collateral.  The Fund acknowledges and agrees that cash Collateral that is not invested will be held in a demand deposit account of State Street and will not generate investment income for the Fund.  The Fund may from time to time instruct State Street in writing to invest cash Collateral, or a specified amount or percentage of cash Collateral, in the State Street Navigator Securities Lending Prime Portfolio (the “Prime Portfolio”).  In the absence of State Street’s receipt of such a written instruction from the Fund, no cash Collateral will be invested. The fees for the Prime Portfolio are as follows:

Prime Portfolio:

On an annualized basis, the management/custody/fund administration/transfer agent fee for investing cash Collateral in the Prime Portfolio is not more than 5.00 basis points netted out of yield.  The trustee of the Prime Portfolio may pay out of the assets of the Prime Portfolio all reasonable expenses and fees of the Prime Portfolio, including trustee and professional fees or disbursements incurred in connection with the operation of the Prime Portfolio.

(b) Notwithstanding anything contained in this Agreement, to the extent cash Collateral obtained from a Financing Transaction is deemed necessary by the Fund or by State Street, acting in its capacity as agent pursuant to the terms of the Securities Lending and Services Agreement (“SLSA”), to provide cash to State Street Bank and Trust Company, acting in its capacity as principal lender, as collateral in securities borrowing transactions under the SLSA, the Fund hereby authorizes and instructs State Street to transfer and deliver such cash Collateral (including via liquidation of cash Collateral investments) to State Street Bank and Trust Company, as principal lender, as cash collateral in such securities borrowing transactions pursuant to the terms of the SLSA.  Fund acknowledges and agrees that the delivery of such cash Collateral shall not be deemed a violation by State Street of any provisions of this Agreement.  To the extent that cash Collateral obtained from a Financing Transaction is not so transferred or used as cash collateral pursuant to the SLSA, the Fund hereby directs State Street to invest such cash Collateral in accordance with paragraph (a) above, and in the event that such cash Collateral is no longer needed for Financing Transactions, to invest such cash in accordance with paragraph (a) above.  The Fund understands and agrees that cash Collateral obtained from a Financing Transaction that is not invested in accordance with paragraph (a) above and/or is used as cash collateral in securities borrowing transactions pursuant to the terms of the SLSA, will not generate investment income

Notwithstanding anything contained in this Agreement, any use or application of cash Collateral from a Financing Transaction shall be at the sole risk of the Fund.  State Street does not assume and shall not be liable for any risk of loss, or liability for damages, claims or expenses, associated with such use of such cash Collateral, including the use of the cash Collateral to collateralize transactions pursuant to the terms of the SLSA and the investment of such cash Collateral in accordance with paragraph (a) above.  Subject to State Street’s obligations to mark to market under Section 8 of this Agreement, if the value of the cash Collateral for a Financing Transaction is unavailable or insufficient to return any and all amounts due the relevant Borrower(s) pursuant to the Securities Loan Agreement(s), the Fund shall be responsible for such shortfall and State Street may debit any account or accounts maintained by the Fund with State Street.

Schedule B

Effective November 1, 2011

The Schedule is attached to and made part of the Securities Lending Authorization Agreement, dated the 17th day of March 2004 between the CREDIT SUISSE FUNDS LISTED ON SCHEDULE B, SEVERALLY AND NOT JOINTLY (the “Funds”) and STATE STREET BANK AND TRUST COMPANY (“State Street”), as amended.

Company	Portfolio	Tax ID	Tax Year- End

Credit Suisse Trust	Commodity Return Strategy Portfolio	113757399	12/31

Credit Suisse Asset Management Income Fund	n/a	043230507	12/31

Credit Suisse Floating Rate High Income Fund	n/a	134042415	10/31

Credit Suisse Commodity Return Strategy Fund	n/a	061734448	10/31

Credit Suisse High Yield Bond Fund	n/a	134009166	10/31